                                              ----------------------------------
                                              OMB APPROVAL
                                              ----------------------------------
                                              OMB Number: 3235-0145
                                              ----------------------------------
                                              Expires: October 31, 2002
                                              ----------------------------------
                                              Estimated average burden
                                              hours per response. . . 14.9
                                              ----------------------------------


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                              ONCURE MEDICAL CORP.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, $0.001 Par Value Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   68233K 10 1
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                Dr. John W. Wells
                         2161 Kingsley Avenue, Suite 100
                           Orange Park, Florida 32073
                                 (904) 276-2303

--------------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                  June 30, 2003
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box . [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

                              (Page 1 of 11 Pages)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                              Page 2 of 11 Pages

                                  SCHEDULE 13D

----------------------------------------------------------------------------------------------------------------------
CUSIP No. 68233K 10 1
---------- -----------------------------------------------------------------------------------------------------------
1)         Name of Reporting Person
           ----------------------------------------------------------------------------------------------------------
           I.R.S. Identification No. of Above Persons (entities only)

           Dr. John W. Wells, Jr.
           No I.R.S. Identification No.
---------- -----------------------------------------------------------------------------------------------------------
2)         Check the Appropriate Box if a Member of a Group (See Instructions)                            (a) [ ]
                                                                                                          (b) [X]
---------- -----------------------------------------------------------------------------------------------------------
3)         SEC Use Only

---------- -----------------------------------------------------------------------------------------------------------
4)         Source of Funds (See Instructions)
           OO
---------- -----------------------------------------------------------------------------------------------------------
5)         Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

---------- -----------------------------------------------------------------------------------------------------------
6)         Citizenship or Place of Organization
           United States
-------------------- ------- -----------------------------------------------------------------------------------------
                     7)      Sole Voting Power
     Number of               2,529,100 Shares
      Shares         ------- -----------------------------------------------------------------------------------------
   Beneficially      8)      Shared Voting Power
     Owned by                0 Shares
       Each          ------- -----------------------------------------------------------------------------------------
     Reporting       9)      Sole Dispositive Power
      Person                 2,529,100 Shares
       With          ------- -----------------------------------------------------------------------------------------
                     10)     Shared Dispositive Power
                             0 Shares
---------- -----------------------------------------------------------------------------------------------------------
11)        Aggregate Amount Beneficially Owned by Each Reporting Person
           2,529,100  Shares
---------- -----------------------------------------------------------------------------------------------------------
12)        Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)           [ ]

---------- -----------------------------------------------------------------------------------------------------------
13)        Percent of Class Represented by Amount in Row (11)
           21.6%
---------- -----------------------------------------------------------------------------------------------------------
14)        Type of Reporting Person (See Instructions)

           IN
---------- -----------------------------------------------------------------------------------------------------------

                                                              Page 3 of 11 Pages


         This Amendment No. 1 to the Statement on Schedule 13D amends Items 1, 3, 4, 5, 6 and 7 of the Statement on Schedule 13D originally filed with the Securities and Exchange Commission on December 30, 2002 by Dr. John W. Wells (the "Reporting Person"), with respect to the shares of Common Stock, $0.001 par value per share (the "Common Stock"), of OnCURE Medical Corp., a Delaware corporation (the "Issuer"). When the Schedule 13D was originally filed, the Issuer's name was "OnCure Technologies Corp." On April 22, 2003, the Issuer changed its place of its incorporation from Florida to Delaware and its name from "OnCure Technologies Corp." to "OnCURE Medical Corp."

ITEM 1.           SECURITY AND ISSUER.
                  --------------------

Item 1 is hereby amended and restated in its entirety as follows

         This statement relates to the Common Stock of the Issuer. The address of the principal executive office of the Issuer is 610 Newport Center Drive, Suite 350, Newport Beach, CA 92660.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
                  --------------------------------------------------

Item 3 is hereby amended to add the following information:

         On June 30, 2003 (the "Closing Date"), the Reporting Person entered into a Restructuring Agreement (the "Restructuring Agreement") with the Issuer, Charles J. Jacobson ("Jacobson"), Jeffrey A. Goffman ("Goffman"), Gordon D. Rausser ("Rausser"), Stanley S. Trotman, Jr. ("Trotman"), Shyam B. Paryani ("Paryani"), Abhijit Deshmukh ("Deshmukh"), Douglas W. Johnson ("Johnson"), Sonja Schoeppel ("Schoeppel"), Walter P. Scott ("Scott"), DVI Financial Services, Inc. ("DVI"), DVI Business Credit Corp., Crossbow Venture Partners, LP ("Crossbow"), Participatie Maatschappij Avanti Limburg BV ("Avanti") and Mercurius Beleggingmaatschappig BV ("Mercurius"), pursuant to which the Reporting Person exchanged (i) 166.67 shares of Series D Cumulative Accelerating Redeemable Preferred Stock, $0.001 par value per share (the "Series D Stock"), of the Issuer, together with all accrued and unpaid interest thereon, for 9,078 shares (the "Series B Shares") of Series B Convertible Preferred Stock, $.001 par value per share (the "Series B Stock"), of the Issuer having an aggregate liquidation preference of $416,680.20; and (ii) 36 shares of Series H Cumulative Accelerating Redeemable Preferred Stock, $0.001 par value per share (the "Series H Stock"), of the Issuer, together with all accrued and unpaid interest thereon, for 2,880 shares (the "Series C-1 Shares") of Series C-1 Convertible Preferred Stock, $.001 par value per share (the "Series C-1 Stock"), of the Issuer having an aggregate liquidation preference of $144,000. The consideration used by the Reporting Person to acquire the Series B Shares consist solely of his 166.67 shares of the Series D Stock. The consideration used by the Reporting Person to acquire the Series C-1 Shares consist solely of his 36 shares of the Series H Stock.

ITEM 4.           PURPOSE OF TRANSACTION.
                  -----------------------

GENERAL

         The purpose of the acquisition of the Series B Shares and the Series C-1 Shares by the Reporting Person was to participate in the financial and capital restructuring of the Issuer and to

                                                              Page 4 of 11 Pages


increase his equity interest in the Issuer. The Restructuring Agreement is filed as Exhibit 1 hereto and is incorporated herein by reference.

CERTIFICATE OF DESIGNATIONS

         On the Closing Date, the Issuer filed the Certificate of Designations governing the Series B Stock and the Series C-1 Stock (the "Certificate of Designations") with the Secretary of State of the State of Delaware and issued to the Reporting Person the Series B Shares and the Series C-1 Shares (each having the terms set forth in the Certificate of Designations). The following discussion provides a description of certain provisions of the Certificate of Designations that may relate to or result in a transaction event or action enumerated in paragraphs (a) through (j) of Item 4 of the form of Schedule 13D promulgated under the Exchange Act.

         Dividends. The holders of Series B Stock and the holders of Series C-1 Stock are entitled to receive dividends at an annual rate equal to eight percent (8%) multiplied by (i) $45.90 per share in the case of the Series B Stock and
(ii) $25.00 per share in the case of the Series C-1 Stock. Dividends are cumulative and compound at the rate of 8% per annum. Dividends with respect to any quarter are payable either in (i) cash, out of funds legally available therefor, (ii) (a) shares of Series B Stock with respect to the Series B Stock or (b) shares of Series C-1 Stock with respect to the Series C-1 Stock (a "PIK Dividend"), or (iii) a combination of cash and PIK Dividends. The form of payment of the dividends shall be determined by the Issuer; provided, however, that the holder or holders of a majority of the then outstanding shares of Series C-1 Stock may elect the form of payment of all dividends payable with respect to the Series C-1 Stock after June 30, 2004. No dividends or other distributions will be paid, declared or set apart with respect to the shares of:
(i) Series A Convertible Preferred Stock, $.001 par value per share (the "Series A Stock"), of the Issuer, (ii) Series B Stock, (iii) Common Stock, or (iv) any other class or series of capital stock if, and for so long as, the Issuer fails to make payment of any dividend due and payable in respect of the shares of Series C-1 Stock.

         Liquidation. Immediately after the holders of Series C-1 Stock have been paid in full the preferential amounts set forth in the Certificate of Designations, upon any liquidation, dissolution or winding up of the Issuer (a "Liquidation Event"), and prior to any payment made to the holders of the Common Stock or any stock ranking on liquidation junior to Series B Stock, the holders of Series B Stock shall be paid an amount per share equal to $45.90 (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization affecting such shares), plus an amount equal to all accrued and unpaid dividends thereon. If upon any Liquidation Event, the assets to be distributed to the holders of Series B Stock are insufficient to permit payment in full to the holders of Series B Stock of the full preferential amounts set forth in the Certificate of Designations, then (provided that the holders of Series C-1 Stock have been paid in full the preferential amounts set forth in the Certificate of Designations), all of the assets of the Issuer then available for distribution to the stockholders shall be distributed to the holders of Series B Stock and the holders of Series A Stock (which ranks pari passu with the Series B Stock on liquidation) pro rata, so that each holder of Series B Stock and each holder of Series A Stock receives that portion of the assets available for distribution as the amount of the full preference payment to which such holder would otherwise be entitled pursuant to the Certificate of Designations bears to the aggregate

                                                              Page 5 of 11 Pages


preference payments to which the holders of Series B Stock and the holders of Series A Stock would otherwise be entitled.

         Upon any Liquidation Event, the holders of Series C-1 Stock shall be paid, in preference and prior to any payment made to the holders of the Series A Stock, Series B Stock, Common Stock and any other stock ranking on liquidation junior to the Series C-1 Stock, a minimum amount per share equal to $50.00 (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization affecting such shares), plus, with respect to each share, an amount equal to all accrued and unpaid dividends thereon. If upon any Liquidation Event, the assets to be distributed to the holders of Series C-1 Stock are insufficient to permit payment in full to such holders of the full preferential amounts set forth in the Certificate of Designations, then all of the assets of the Issuer available for distribution to the holders of the Series A Stock, Series B Stock, Common Stock and any other stock ranking on liquidation junior to the Series C-1 Stock shall be distributed to the holders of Series C-1 Stock pro rata, so that each holder of Series C-1 Stock receives that portion of the assets available for distribution as the amount of the full preference payment to which such holder would otherwise be entitled bears to the aggregate preference payments to which all of the holders of Series C-1 Stock would otherwise be entitled.

         Voting. On all matters put to a vote to the holders of Common Stock, each holder of (i) Series B Stock is entitled to the number of votes equal to the number of shares of Common Stock into which such holder's shares of Series B Stock could be converted, and (ii) Series C-1 Stock is entitled to the number of votes equal to the number of shares of Common Stock into which such holder's shares of Series C-1 Stock could be converted.

         Board Representation. For so long as at least 10% of the shares of Series B Stock issued by the Issuer remain outstanding, the holders of Series B Stock, voting as a separate series, will be entitled to elect two directors of the Issuer.

         For so long as at least 10% of the shares of Series C-1 Stock issued by the Issuer remain outstanding, the holders of Series C-1 Stock, voting as a separate series, will be entitled to elect five directors of the Issuer.

         Conversion. Each share of Series B Stock is convertible at any time after the Closing Date, at the option of the holder of record thereof, into the number of fully paid and nonassessable shares of Common Stock equal to the quotient of $45.90 divided by the conversion price of such share of Series B Stock. The initial conversion price per share of Series B Stock is $0.2295 and is subject to adjustment from time to time as provided in the Certificate of Designations.

         Each share of Series C-1 Stock is convertible at any time after the Closing Date, at the option of the holder of record thereof, into the number of fully paid and nonassessable shares of Common Stock equal to the quotient of $25.00 divided by the conversion price of such share of Series C-1 Stock. The initial conversion price per share of Series C-1 Stock is $0.0125 and is subject to adjustment from time to time as provided in the Certificate of Designations.

                                                              Page 6 of 11 Pages

         Redemption. At any time on or after June 30, 2008 (provided that no shares of Series C-1 Stock remain outstanding), the holder or holders of a majority of the voting power of the then outstanding shares of Series A Stock and Series B Stock (voting as one class), may elect to require the Issuer to redeem all of the outstanding shares of Series A Stock and Series B Stock. In such a case, each holder of Series B Stock shall be entitled to receive an amount equal to $49.50 per share (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization affecting such shares) plus, with respect to each share, an amount equal to all accrued and unpaid dividends thereon, computed to the date that payment thereof is made available.

         At any time on or after June 30, 2008, the holder or holders of a majority of the then outstanding shares of Series C-1 Stock may elect to require the Issuer to redeem all of the outstanding shares of Series C-1 Stock at a price equal to $50.00 per share (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization affecting such shares) plus, with respect to each share, an amount equal to all accrued and unpaid dividends thereon, computed to the date that payment thereof is made available.

         Restrictions. At any time when shares of Series B Stock are outstanding, without the written consent of the holders of a majority of the then outstanding shares of Series B Stock, the Issuer will not amend, alter or repeal any of the terms of the Series B Stock.

         At any time when shares of Series C-1 Stock are outstanding, without the written consent of the holders of a majority of the then outstanding shares of Series C-1 Stock, the Issuer will not: (i) amend, alter or repeal any of the terms of the Series C-1 Stock; (ii) create or authorize the creation of any additional class or series of preferred stock, $0.001 par value per share (the "Preferred Stock"), of the Issuer, or otherwise create or authorize the creation of any additional class or series of stock unless the same ranks junior to the Series C-1 Stock, as to dividends and the distribution of assets on the liquidation, dissolution or winding up of the Issuer or with respect to the payment of dividends or redemption rights; (iii) authorize, create or issue any additional series of Preferred Stock or any other new class or series of equity securities or any securities (debt or equity) convertible into equity securities of the Issuer, in each case which would have a preference over, or be on a parity with, the Series C-1 Stock, as to dividends and the distribution of assets on the liquidation, dissolution or winding up of the Issuer or with respect to the payment of dividends or redemption rights; (iv) purchase or redeem, or set aside any sums for the purchase or redemption of, or pay any dividend or make any distribution on, any shares of stock other than the Series C-1 Stock, except for (a) dividends payable on the Series A Stock and Series B Stock, (b) shares of Series A Stock redeemed from DVI Financial Services Inc. in accordance with the terms of the Restructuring Agreement, (c) dividends or other distributions payable on Common Stock solely in the form of additional shares of Common Stock and (d) shares of Common Stock repurchased with the approval of the Issuer's Board of Directors (the "Board"), or any compensation committee thereof, from employees, directors or consultants at the original purchase price thereof.

         At any time when at least 25% of the aggregate number of shares of Series C-1 Stock issued by the Issuer from time to time (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization affecting such shares)

                                                              Page 7 of 11 Pages


are outstanding, without the written consent of the holders of a majority of the then outstanding shares of Series C-1 Stock, the Issuer will not: (i) consent to any liquidation, dissolution or winding up of the Issuer or merge or consolidate with or into, or permit any subsidiary to merge or consolidate with or into, any other corporation, corporations, entity or entities (except a consolidation or merger into a subsidiary or merger in which the Issuer is the surviving company and the holders of the Issuer's voting stock outstanding immediately prior to the transaction constitute a majority of the holders of voting stock outstanding immediately following the transaction); (ii) sell, abandon, transfer, lease or otherwise dispose of all or substantially all of its properties or assets; or sell, abandon, transfer, lease or otherwise dispose of any material amount of its properties or assets in any transaction or series of related transactions, other than in the ordinary course of business; (iii) amend, alter or repeal any provision of its Certificate of Incorporation or By-laws, whether pursuant to
Section 241 of the Delaware General Corporation Law or by merger, consolidation or otherwise; (iv) incur at any time an aggregate of $100,000 of consolidated indebtedness in excess of the consolidated indebtedness set forth in the then applicable budget approved by the Board; or (v) amend the terms of any convertible note, stock option, warrant or other equity security or instrument (including any security or instrument convertible into or exchangeable for any class or series of stock or other equity securities) that was in existence or outstanding on the date that shares of Series C-1 Stock were first issued by the Issuer.

         The foregoing description of the Certificate of Designations is not intended to be complete and is qualified in its entirety by the complete text of the Certificate of Designations, which is filed as Exhibit 2 hereto and is incorporated herein by reference.


STOCKHOLDERS AGREEMENT

         On the Closing Date, the Reporting Person entered into a Stockholders Agreement (the "Stockholders Agreement") with the Issuer, Jacobson, Goffman, Rausser, Trotman, Paryani, Scott, Deshmukh, Johnson, Schoeppel, DVI, Crossbow, Avanti, Mercurius and Laurel Holdings II, LLC ("Laurel"). The following discussion provides a description of certain relevant provisions of the Stockholders Agreement that may relate to or result in a transaction event or action enumerated in paragraphs (a) through (j) of Item 4 of the form of
Schedule 13D promulgated under the Exchange Act.

         Right of First Refusal on Dispositions. If at any time a Holder (as defined in the Stockholders Agreement) wishes to sell, assign, transfer or otherwise dispose of any or all shares of Common Stock and Preferred Stock (referred to collectively as, the "Shares") owned by him pursuant to the terms of a bona fide offer received from a third party, such Holder (the "Selling Holder") shall submit a written offer to sell such Shares (the "Offered Shares") to the Holders of Preferred Stock and the Issuer on terms and conditions, including price, not less favorable to the Preferred Holders and the Issuer than those on which the Selling Holder proposes to sell such Shares to such third party (the "Offer"). Each Holder of Preferred Stock shall have the right to purchase, on the same terms and conditions set forth in the Offer, some or all of its pro rata amount of the Offered Shares, which amount shall equal the aggregate number of Offered Shares multiplied by a fraction, the numerator of which shall be the number of shares of the Common Stock owned by such Holder of Preferred Stock, calculated on a fully-diluted basis, and the

                                                              Page 8 of 11 Pages

denominator of which shall be the aggregate number of shares of Common Stock owned by all Preferred Holders, calculated on a fully-diluted basis.

         Right of Participation in Sales by Holders. In connection with any sale, assignment, transfer or other disposition of Shares by a Selling Holder to an Offeree (as defined in the Stockholders Agreement), each Holder of Preferred Stock shall have the right to require, as a condition to such sale or disposition, that the Offeree purchase from said Holder of Preferred Stock, at the same price per share and on the same terms and conditions as set forth in the Offer, that number of shares as is equal to such Holder's Co-Sale Fraction (as defined in the Stockholders Agreement).

         Election of Directors. Each Holder agreed to vote all voting securities of the Issuer now owned or hereafter acquired by such Holder (to the extent permitted by the Issuer's Certificate of Incorporation): (i) to elect to the Board the then-serving chief executive officer of the Issuer (the "CEO") and such other person designated by mutual agreement of the CEO and the Board and
(ii) so that the Board does not consist of more than nine members. The Series B Stockholders (as defined in the Stockholders Agreement) agreed, for so long as Crossbow Venture Partners, LP ("Crossbow") holds shares of Series B Stock in an amount at least equal to 25% of the number of shares of Series B Stock issued to Crossbow on the Closing Date, to vote all of their shares of Series B Stock for Crossbow's designee to the Board and, for so long as stockholders of Florida Radiation Oncology Group ("FROG") collectively hold shares of Series B Stock in an amount at least equal to 25% of the aggregate number shares of Series B Stock issued to the stockholders of FROG on the Closing Date, to vote all of their shares of Series B Stock for FROG's designee to the Board. The Series C-1 Stockholders (as defined in the Stockholders Agreement) agreed, for so long as Laurel holds shares of Series C-1 Stock in an amount at least equal to 25% of the number of shares of Series C-1 Stock issued to Laurel Holdings on the Closing Date, to vote all of their shares of Series C-1 Stock for five of Laurel's designees to the Board and, for so long as Laurel Holdings holds shares of Series C-1 Stock in an amount at least equal to 5% but less than 25% of the number of shares of Series C-1 Stock issued to Laurel Holdings on the Closing Date, to vote all of their shares of Series C-1 Stock for three of Laurel's designees to the Board.

         Drag Along Right. In the event that the Board and the holders of a majority of the shares of Common Stock held by all Series C-1 Stockholders, calculated on an as-converted basis (such majority, the "Requesting Series C-1 Stockholders"), approve a Company Sale Transaction (as defined in the Stockholders Agreement), each Holder agreed (subject to the right in certain circumstances to receive from an investment banking firm a favorable opinion as to the fairness of the transaction to the Company's stockholders) (i) to vote all voting stock of the Issuer now or hereafter owned or controlled by it in favor of such Company Sale Transaction and in opposition of any and all other proposals that could reasonably be expected to delay or impair the ability of the Issuer to consummate such Company Sale Transaction; and (ii) to execute all related documentation to consummate the Company Sale Transaction.

         The foregoing description of the Stockholders Agreement is not intended to be complete and is qualified in its entirety by the complete text of the Stockholders Agreement, which is filed as Exhibit 3 hereto and is incorporated herein by reference.

                                                              Page 9 of 11 Pages


         In light of the agreement to vote for certain designees to the Board, the Reporting Person and each of the parties to the Stockholders Agreement may be deemed a "group" for purposes of Rule 13d of the Exchange Act.



OTHER PLANS AND PROPOSALS

         Except as described above or otherwise described in this Schedule 13D, the Reporting Person currently has no plans or proposals which relate to or would result in any transaction, event or action enumerated in paragraphs (a) through (j) of Item 4 of the form of Schedule 13D promulgated under the Exchange Act. The Reporting Person reserves the right, in each case subject to (x) the restrictions contained in the Stockholders Agreement and (y) any applicable limitations imposed on the sale of any of their securities of the Issuer by the Securities Act, or other applicable law, to (i) purchase securities of the Issuer, and (ii) sell or transfer securities of the Issuer beneficially owned by him from time to time in public or private transactions.

ITEM 5.  INTERESTS IN SECURITIES OF THE ISSUER.
         --------------------------------------

(a) As of the Closing Date, the Reporting Person may be deemed to beneficially own an aggregate of 2,529,100 shares of Common Stock, representing in the aggregate approximately 21.6% of the outstanding Common Stock, which are represented by (i) 1,815,600 shares of Common Stock issuable upon conversion of the Series B Shares, (ii) 576,000 shares of Common Stock issuable upon conversion of the Series C-1 Shares, (iii) 7,866 shares of Common Stock issuable upon exercise of certain stock options that are exercisable within 60 days and
(iv) 129,634 shares of Common Stock.

(b) The Reporting Person has the sole power to vote or direct the vote and to dispose or to direct the disposition of all 2,529,100 shares of Common Stock deemed beneficially owned by him.

(c) Except as described above, no transactions in the securities of the Issuer were effected by the Reporting Person during the past sixty days.

(d) No person is known by the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities of the Issuer beneficially owned by the Reporting Person.

(e)   Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
         ----------------------------

         The responses set forth in Items 3 and 4 of this Schedule 13D are incorporated herein by reference in their entirety.

                                                             Page 10 of 11 Pages

REGISTRATION RIGHTS AGREEMENT

         On the Closing Date, the Reporting Person entered into a Registration Rights Agreement (the "Registration Rights Agreement") with the Issuer, Jacobson, Goffman, Rausser, Trotman, Paryani, Scott, Deshmukh, Johnson, Schoeppel, DVI, Crossbow, Avanti, Mercurius, Laurel, The Bledin Family Trust, The Chan Family Trust, The Robert I. Fishburn Trust, The Fogel Family Trust, The Hesselgesser Family Trust, The Lock Revocable Trust and The Peter K. Sien Trust. Pursuant to the Registration Rights Agreement, the Issuer granted: (i) the holders of Registrable Shares (as defined in the Registration Rights Agreement) constituting at least 35% in interest of the total number of Registrable Shares then outstanding, at any time after the earlier of three years from the Closing Date or six months after the closing of a public offering of Common Stock pursuant to an effective registration statement, the right (subject to certain limitations and restrictions) to require the Issuer to register under the Securities Act all or any portion of the Registrable Shares held by such requesting holders; (ii) the holders of Registrable Shares the right (subject to certain limitations and restrictions), at any time the Issuer proposes to register any of its securities under the Securities Act for sale to the public, whether for its own account or for the account of other security holders or both, to require the Issuer to include the Registrable Shares in any such registration; and (iii) the holders of Registrable Shares the right (subject to certain limitations and restrictions) to require the Issuer to file a registration statement on Form S-3 for a public offering of all or any portion of the Registrable Shares held by such requesting holders; provided that such Registrable Shares have an estimated market value of at least $1,000,000 at the time of such request and the Issuer is entitled to use Form S-3. The Issuer agreed to pay certain expenses in connection with the registrations provided for in the Registration Rights Agreement.

         The foregoing description of the Registration Rights Agreement is not intended to be complete and is qualified in its entirety by the complete text of the Registration Rights Agreement, which is filed as Exhibit 4 hereto and is incorporated herein by reference.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.
                  --------------------------------

Exhibit 1         Restructuring Agreement, dated as of June 30, 2003.
Exhibit 2         Certificate of Designations.
Exhibit 3         Stockholders Agreement, dated as of June 30, 2003.
Exhibit 4         Registration Rights Agreement, dated as of June 30, 2003

                                                             Page 11 of 11 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.






                                   By: /s/ John W. Wells
                                       -----------------
                                       Dr. John W. Wells

                                    EXHIBITS


Exhibit 1         Restructuring Agreement, dated as of June 30, 2003.
Exhibit 2         Certificate of Designations.
Exhibit 3         Stockholders Agreement, dated as of June 30, 2003.
Exhibit 4         Registration Rights Agreement, dated as of June 30, 2003